Exhibit 99.1

Barclays PLC and Barclays Bank PLC

This document includes portions from the previously published Interim Management Statement (IMS) of Barclays PLC and Barclays Bank PLC relating to the three month period ended 31 March 2013, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC	2

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. The term Parent refers to Barclays PLC. Unless otherwise stated, the income statement analysis compares the three months to 31 March 2013 to the corresponding three months of 2012 and balance sheet comparatives relate to 31 December 2012. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US dollars respectively.

The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

The financial information on which this document is based, and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays’ previously stated accounting policies described in the 2012 Annual Report.

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 7 June 2013 to ADR holders on the record on 3 May 2013.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures. A reconciliation of IFRS and Adjusted profit/(loss) before tax is presented on page 5 for the Group and on pages 10 to 20 for each business;

– Adjusted profit/(loss) after tax represents profit/loss after tax excluding the post-tax impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals. A reconciliation is provided on page 5 for the Group;

– Adjusted profit attributable to equity holders of the parent represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit attributable to equity holders of the parent. A reconciliation is provided on page 26;

– Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs. A reconciliation is provided on page 5 for the Group and on pages 10 to 20 for each business;

– Adjusted net operating income represents net operating income excluding the impact of own credit, gains on debt buy-backs and gain/(loss) on disposal of the strategic investment in BlackRock, Inc. A reconciliation is provided on page 5 for the Group and on pages 10 to 20 for each business;

– Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 5 for the Group and on pages 10 to 20 for each business;

–Adjusted other net income/(expense) represents other net income/(expense) excluding gains and losses on acquisitions and disposals. A reconciliation is provided on page 5 for the Group and on pages 10 to 20 for each business;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., the provision for PPI redress, provision for interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 5 for the Group and on pages 10 to 20 for each business;

– Adjusted basic earnings per share represents adjusted profit attributable to equity holders of the parent (set out on page 26) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders equity represents adjusted profit attributable to equity holders of the parent (set out on page 26) divided by average equity. The comparable IFRS measure is return on average shareholders equity, which represents profit after tax and non-controlling interests, divided by average equity;

Barclays PLC	3

– Adjusted return on average tangible shareholders equity represents adjusted profit attributable to equity holders of the parent (set out on page 26) divided by average tangible equity. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity;

– Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on page 26), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

– Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity. The calculation of adjusted gross leverage, as well as total assets to total shareholders equity, is presented on page 31;

– Liquidity Coverage Ratio (LCR) is calculated according to definitions and methodologies detailed in the standards provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised for the calculation of the LCR ratio in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013). The results of both the December 2010 and January 2013 guidelines have been included in the report. The LCR metric is a regulatory ratio that is not yet finalised in local regulations and, as such, represents a non-IFRS measure. This definition and the methodologies used to calculate this metric are subject to further revisions ahead of their respective implementation dates and our interpretation of these calculations may not be consistent with other financial institutions.

– Estimated CRD IV Common Equity Tier 1 (CET1) ratios on both a transitional and fully loaded basis are regulatory measurements that are not yet required to be disclosed and, as such, represent non-IFRS measures. They have been calculated on the basis of our current interpretation of the capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (known as CRDIV), including transitional provisions in line with the FSA’s statement on CRDIV transitional provisions in October 2012, assuming they were applied as at 1 January 2013. The methodologies for calculating these measurements are not yet finalised and are subject to further revisions ahead of their implementation date. Our interpretation of the latest draft texts of the proposed rules and regulations may not be consistent with other financial institutions. See pages 29 to 30 for information on our Core Tier 1 and RWAs, calculated on the basis that currently applies to the Group under applicable regulatory requirements.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under IFRS and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions, disposals and other strategic transactions and the impact of competition, a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the “LSE”) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Barclays PLC	4

Performance Highlights

Barclays Unaudited Results	Adjusted[1]			Statutory[1]
for the three months ended	31.03.13	31.03.12		31.03.13	31.03.12
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	7,734	8,108	(5)	7,483	5,488	36
Credit impairment charges and other provisions	(706)	(784)	(10)	(706)	(784)	(10)
Net operating income	7,028	7,324	(4)	6,777	4,704	44
Operating expenses excluding costs to achieve Transform	(4,782)	(4,965)	(4)	(4,782)	(5,265)	(9)
Costs to achieve Transform	(514)	-		(514)	-
Operating expenses	(5,296)	(4,965)	7	(5,296)	(5,265)	1
Other net income[2]	54	36	50	54	36	50
Profit /(loss) before tax	1,786	2,395	(25)	1,535	(525)
Profit / (loss) after tax	1,215	1,820	(33)	1,044	(385)

Performance Measures
Return on average shareholders’ equity	7.6%	12.4%		6.5%	(4.5%)
Return on average tangible shareholders’ equity	9.0%	14.6%		7.6%	(5.3%)
Return on average risk weighted assets	1.2%	1.8%		1.1%	(0.4%)
Cost: income ratio	68%	61%		71%	96%
Loan loss rate (bps)	56	63		56	63

Basic earnings/(loss) per share	8.1p	13.2p		6.7p	(4.9p)
Dividend per share	1.0p	1.0p		1.0p	1.0p

Capital and Balance Sheet				31.03.13	31.12.12
Core Tier 1 ratio				11.0%	10.8%
Risk weighted assets				£398bn	£387bn
Adjusted gross leverage				20x	19x
Group liquidity pool				£141bn	£150bn
Net asset value per share				405p	414p
Net tangible asset value per share				344p	349p
Loan: deposit ratio				105%	110%

Adjusted profit reconciliation				31.03.13	31.03.12
Adjusted profit before tax				1,786	2,395
Own credit				(251)	(2,620)
Provision for PPI redress				-	(300)
Statutory profit/(loss) before tax				1,535	(525)

	Adjusted[1]			Statutory[1]
	31.03.13	31.03.12		31.03.13	31.03.12
Profit/(Loss) Before Tax by Business[3]	£m	£m	% Change	£m	£m	% Change
UK RBB	299	232	29	299	(68)
Europe RBB	(462)	(72)		(462)	(72)
Africa RBB	81	132	(39)	81	132	(39)
Barclaycard	363	347	5	363	347	5
Investment Bank	1,315	1,182	11	1,315	1,182	11
Corporate Banking	183	203	(10)	183	203	(10)
Wealth and Investment Management	60	50	20	60	50	20
Head Office and Other Operations	(53)	321		(304)	(2,299)
Total profit before tax	1,786	2,395	(25)	1,535	(525)

1

The comparatives on pages 5 to 26 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

2	Comprises: share of post-tax results of associates and joint ventures; profit or loss on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.
3	A reconciliation of IFRS and adjusted profit/(loss) before tax by business is provided in the Results by Business section on pages 10 to 20.

Barclays PLC	5

Barclays Results by Quarter

Barclays Results by Quarter	Q113 £m	Q412 £m	Q312 £m	Q212 £m	Q112 £m	Q411 £m	Q311 £m	Q211 £m
Statutory basis
Total income net of insurance claims	7,483	6,307	5,928	7,286	5,488	7,080	9,883	7,931
Credit impairment charges and other provisions	(706)	(825)	(805)	(926)	(784)	(951)	(1,023)	(907)
Impairment of investment in BlackRock Inc.	-	-	-	-	-	-	(1,800)	-
Net operating income	6,777	5,482	5,123	6,360	4,704	6,129	7,060	7,024
Operating expenses	(5,296)	(5,690)	(5,053)	(5,005)	(5,265)	(5,316)	(4,686)	(6,014)
Other net income	54	43	21	41	36	(27)	21	(48)
Statutory profit/(loss) before tax	1,535	(165)	91	1,396	(525)	786	2,395	962
Statutory profit/(loss) after tax	1,044	(364)	(13)	943	(385)	581	1,345	721

Attributable to:
Equity holders of the parent	839	(589)	(183)	746	(598)	335	1,132	465
Non-controlling interests	205	225	170	197	213	246	213	256

Adjusted basis
Total income net of insurance claims	7,734	6,867	7,002	7,384	8,108	6,213	7,001	7,549
Credit impairment charges and other provisions	(706)	(825)	(805)	(926)	(784)	(951)	(1,023)	(907)
Net operating income	7,028	6,042	6,197	6,458	7,324	5,262	5,978	6,642
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(4,782)	(4,345)	(4,353)	(4,555)	(4,965)	(4,441)	(4,686)	(4,967)
UK bank levy	-	(345)	-	-	-	(325)	-	-
Costs to achieve Transform	(514)	-	-	-	-	-	-	-
Operating expenses	(5,296)	(4,690)	(4,353)	(4,555)	(4,965)	(4,766)	(4,686)	(4,967)
Other net income	54	43	21	41	36	5	18	19
Adjusted profit before tax	1,786	1,395	1,865	1,944	2,395	501	1,310	1,694

Adjusting items
Own credit[1]	251	560	1,074	325	2,620	263	(2,882)	(440)
Gains on debt buy-backs[1]	-	-	-	-	-	(1,130)	-	-
Impairment and (gain)/loss on disposal of BlackRock investment[2]	-	-	-	(227)	-	-	1,800	58
Provision for PPI redress[3]	-	600	700	-	300	-	-	1,000
Provision for interest rate hedging products redress[3]	-	400	-	450	-	-	-	-
Goodwill impairment [3]	-	-	-	-	-	550	-	47
Losses/(gains) on acquisitions and disposals[4]	-	-	-	-	-	32	(3)	67

Adjusted basic earnings per share	8.1p	7.2p	8.3p	9.2p	13.2p	1.0p	6.8p	8.7p
Adjusted cost: income ratio	68%	68%	62%	62%	61%	77%	67%	66%
Basic earnings/(loss) per share	6.7p	(4.8p)	(1.5p)	6.1p	(4.9p)	2.8p	9.4p	3.9p
Cost: income ratio	71%	90%	85%	69%	96%	75%	58%	76%

1	Adjusting item recorded in Total income net of insurance claims.
2	Q2 2012 includes a £227m gain on disposal of strategic investment in BlackRock, Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock, Inc., both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock, Inc. investment in Q3 2011 is reported as part of Net operating income.
3	Adjusting item recorded in Operating expenses.
4	Adjusting item recorded in Other net income.

Barclays PLC	6

Group Performance Review

Income Statement

—	Statutory profit before tax improved to £1,535m (Q1 12: loss of £525m), reflecting a significantly lower own credit charge of £251m (Q1 12: £2,620m)

—

Adjusted profit before tax decreased £609m to £1,786m, driven by costs to achieve Transform of £514m in Q1 13 and by non-recurrence of gains of £235m in relation to hedges of employee share awards during Q1 12

—	Adjusted return on average shareholders’ equity decreased to 7.6% (Q1 12: 12.4%) with an improvement in statutory return on average shareholders’ equity to 6.5% (Q1 12: negative 4.5%)

—

Adjusted income decreased 5% to £7,734m, driven by non-recurrence of gains of £235m in relation to hedges of employee share awards in Head Office in Q1 12. Statutory income increased 36% to £7,483m reflecting a significantly lower own credit charge of £251m (Q1 12: loss of £2,620m). Investment Bank income was up 1% at £3,463m driven by increases in Equities and Prime Services, and Investment Banking, partially offset by a decrease in Fixed Income, Currency and Commodities, and was up 34% on Q4 12

—

Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management was broadly stable at £2,509m (Q1 12: £2,449m). Total net interest income remained stable at £2,775m (Q1 12: £2,721m) while the growth in assets offset the net interest margin decline of 4bps to 179bps

—	Credit impairment charges were down 10% to £706m, principally reflecting improvements in the Investment Bank and Corporate Banking, partially offset by increases in Europe RBB and Africa RBB

-	The annualised loan loss rate decreased to 56 bps (Q1 12: 63bps)

-	Challenging local economic conditions have led to some stress and higher impairment in the Europe and South Africa home loan portfolios

-	Credit metrics in the wholesale portfolios have generally shown some improvement during Q1 13, although conditions in Europe remain challenging

—

Adjusted operating expenses were up 7% to £5,296m, principally reflecting costs to achieve Transform of £514m. Statutory operating expenses increased 1% to £5,296m, reflecting the non-recurrance of the provision for PPI redress of £300m in Q1 12

-

Following the launch of the Transform programme, the costs to achieve Transform in Q1 13 related to restructuring principally in Europe RBB, with headcount reducing by nearly 2,000 and the distribution network reducing by 30%, and in the Corporate and Investment Bank, where we are reducing headcount by 1,800. The below table summarises the Q1 13 costs to achieve Transform by business.

Three Months Ended 31.03.13
Costs to achieve Transform by Business	£m
Europe RBB	(356)
Investment Bank	(116)
Corporate Banking	(37)
Head Office and Other Operations	(5)
Total costs to achieve Transform	(514)

-	Non-performance costs excluding costs to achieve Transform decreased 2% to £3,978m with the non-recurrence of a £115m charge relating to the setting of inter-bank offered rates in Q1 12

-	Performance costs excluding costs to achieve Transform reduced 10% to £804m and the compensation: income ratio in the Investment Bank improved to 41% (Q1 12: 43%)

—

The adjusted cost: income ratio increased to 68% (Q1 12: 61%). Statutory cost: income ratio improved to 71% (Q1 12: 96%) reflecting a significantly lower own credit charge of £251m (Q1 12: loss of £2,620m). The Investment Bank cost: net operating income ratio improved to 62% (Q1 12: 65%)

Barclays PLC	7

Group Performance Review

Balance Sheet

—

Total assets increased to £1,596bn (2012: £1,488bn), principally reflecting increases in reverse repurchase agreements and other similar secured lending, loans and advances to customers and available for sale investments

—	Total loans and advances increased to £501bn (2012: £464bn) due to higher settlement balances in the Investment Bank and the acquisition of ING Direct UK

—

Total shareholders’ equity, including non-controlling interests, was £61.4bn (2012: £60.0bn). Excluding non-controlling interests, shareholders’ equity increased £1.5bn to £52.1bn, reflecting a £1.5bn increase in share capital and share premium, including the exercise of warrants. There was also an increase of £1.1bn in currency translation reserves, partially offset by a £0.5bn reduction due to an increase in retirement benefit liabilities and dividends paid of £0.4bn

—

Net asset value per share was 405p (2012: 414p) and the net tangible asset value per share was 344p (2012: 349p). The decrease was mainly attributable to an increase in shares issued, including the exercise of warrants

—

Adjusted gross leverage was 20x (2012: 19x). Excluding the liquidity pool, adjusted gross leverage increased to 17x (2012: 16x). The ratio of total assets to total shareholders’ equity was 26x (2012: 25x) and moved within a month end range of 26x to 27x (full year 2012: 25x to 28x). Excluding the liquidity pool, the ratio of total assets to shareholders equity was 24x (2012: 22x)

Capital Management

—	The Core Tier 1 ratio strengthened to 11.0% (2012: 10.8%)

—

Core Tier 1 capital increased by £2.1bn to £43.8bn, due to foreign currency movements of £1.1bn, the exercise of outstanding warrants of £0.8bn and £0.6bn of capital generated from earnings which excludes the impact of own credit, after absorbing the impact of dividends paid

—	Risk weighted assets increased by £11bn to £398bn, primarily driven by foreign currency movements

—

We have estimated our CRD IV Common Equity Tier 1 (CET1) ratio on both a transitional and fully loaded basis assuming the rules were applied as at 31 March 2013 using a consistent basis to the reported 2012 year end position. Barclays estimated transitional CET1 ratio is approximately 10.8% (2012: 10.6%) and the estimated fully loaded CET1 ratio is approximately 8.4% (2012: 8.2%). We are currently reviewing the CRD IV rules approved by the European Parliament on 16 April 2013 and will provide an updated view on the estimated impact in our half year results announcement

—

In April, Barclays issued a further $1.0bn of Tier 2 contingent capital notes and repurchased existing Tier 2 instruments for a similar amount, as a step in transitioning towards its end state CRD IV capital structure

Funding and Liquidity

—	The liquidity pool as at 31 March 2013 was £141bn (2012: £150bn)

Liquidity Pool	Cash and Deposits with Central Banks[1]	Government Bonds[2]	Other Available Liquidity	Total[3]
	£bn	£bn	£bn	£bn
As at 31.03.13	67	55	19	141
As at 31.12.12	85	46	19	150

—

As at 31 March 2013, the Group estimates it was compliant with the proposed Liquidity Coverage Ratio (LCR) requirement at 110% (2012: 126%) based upon Barclays’ interpretation of the latest standards published by the Basel Committee. This is equivalent to a surplus of £13bn above a 100% LCR requirement (2012: £32bn)

—

RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remaining funding secured against customer loans and advances. At 31 March 2013, the customer loan to deposit ratio for these businesses was 98% (2012: 102%)

1	Of which over 95% (2012: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank
2	Of which over 80% (2012: over 80%) of securities are comprised of UK, US, Japan, France, Germany, Denmark and the Netherlands
3	£134bn (2012: £144bn) of which is eligible to count towards the LCR as per the Basel standards

Barclays PLC	8

Group Performance Review

—

The Investment Bank activities are primarily funded through wholesale markets. As at 31 March 2013, total Group wholesale funding outstanding excluding repurchase agreements was £235bn (2012: £240bn), of which £98bn matures in less than one year (2012: £102bn) and £36bn matures within one month (2012: £29bn)

—

The Group has term funding maturities of £11bn for the remainder of 2013. However, with expected deposit growth and reduction in legacy assets, funding needs are likely to be lower. In addition, a significant portion of the Group’s 2013 funding needs were pre-funded in 2012

Exposures to Selected Eurozone Countries

—	During Q1 13 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece remained flat at £59.4bn (2012: £59.3bn)

—	The Group continues to monitor developments in Cyprus and has taken steps to mitigate any financial and operational risks as appropriate. The Group’s exposure to Cyprus remains minimal at £177m

Other matters

—

As of 31 March 2013, £1.9bn of the total £2.6bn PPI redress provision raised to date has been utilised leaving a residual provision of £0.7bn. The volume of customer initiated claims has continued to decline in Q1 13 while proactive mailing of customers is now 45% complete with 335,000 of the applicable 750,000 policy holders mailed to date. Barclays will continue to monitor actual claims volumes and the assumptions underlying the calculation of its PPI provision. It is possible that the eventual costs may materially differ from current estimates. Based on claims experience to date and anticipated future volumes, the remaining provision of £0.7bn reflects Barclays best current estimate of future expected PPI redress payments and claims management costs

—

The Interest Rate Hedging Product redress provision at 31 March 2013 was £759m (2012: £814m), after utilisation of £55m during Q1 13, primarily related to administrative costs. The provision reflects Barclays best current estimate of the ultimate cost. It will be kept under ongoing review as the main redress and review exercise progresses, as further information regarding the extent and nature of amounts payable across the impacted population emerges

Dividends

—	It is our policy to declare and pay dividends on a quarterly basis. We will pay a first interim cash dividend for 2013 of 1.0p per share on 7 June 2013

Barclays PLC	9

Results by Business

UK Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Statutory basis
Total income net of insurance claims	1,067	1,066	-
Credit impairment charges and other provisions	(89)	(76)	17
Net operating income	978	990	(1)
Operating expenses	(704)	(1,057)	(33)
Other net income/(expense)	25	(1)
Statutory profit before tax	299	(68)

Adjusted basis
Total income net of insurance claims	1,067	1,066	-
Credit impairment charges and other provisions	(89)	(76)	17
Net operating income	978	990	(1)
Operating expenses	(704)	(757)	(7)
Other net income/(expense)	25	(1)
Adjusted profit before tax	299	232	29

Adjusting items
Provision for PPI redress[1]	-	300

Performance Measures
Adjusted return on average equity	11.3%	9.6%
Adjusted return on average risk weighted assets	2.2%	2.0%
Adjusted cost: income ratio	66%	71%
Return on average equity	11.3%	(3.5%)
Return on average risk weighted assets	2.2%	(0.6%)
Cost: income ratio	66%	99%
Loan loss rate (bps)	27	25

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	134.3	128.2
Customer deposits	130.8	116.0
Risk weighted assets	42.6	39.1

—	On 5 March 2013, Barclays acquired ING Direct UK. This part of the business will be known as Barclays Direct

2013 compared to 2012

—

Income was flat at £1,067m reflecting additional income from Barclays Direct and good mortgage growth offset by reduced contribution from structural hedges. Other net income of £25m relates to a gain on acquisition of ING Direct UK

—	Credit impairment charges increased £13m to £89m due to increased impairment in unsecured lending

–	Loan loss rate was stable at 27bps (Q1 12: 25bps)

–	90 day arrears rates improved 16bps on UK Personal Loans to 1.4% and increased 4bps on UK mortgages to 0.3%

—

Adjusted operating expenses decreased 7% to £704m driven in part by reduced Financial Services Compensation Scheme costs. Statutory operating expenses decreased 33% to £704m (Q1 12: £1,057m) due to the non-recurrence of the Q1 12 provision for PPI redress of £300m

1	Adjusting item recorded in Operating expenses.

Barclays PLC	10

Results by Business

—	Adjusted profit before tax improved 29% to £299m, while statutory profit before tax improved by £367m to £299m principally due to the non-recurrence of the Q1 12 provision for PPI redress of £300m

—	Adjusted return on average equity improved to 11.3% (Q1 12: 9.6%). Statutory return on average equity increased to 11.3% (Q1 12: negative 3.5%)

Q1 13 compared to Q4 12

—

Adjusted profit before tax improved 9% to £299m principally due to the acquisition of ING Direct UK, offset partially by higher impairment. Statutory profit before tax improved by £354m to £299m reflecting the non-recurrence of the Q4 12 provision for PPI redress of £330m

—

Loans and advances to customers increased 5% to £134.3bn with customer deposits growing 13% to £130.8bn, both reflecting the ING Direct UK acquisition which added £11.4bn customer deposits and £5.3bn mortgage balances

—	Risk weighted assets increased 9% to £42.6bn primarily reflecting the ING Direct UK acquisition and other mortgage asset growth

Barclays PLC	11

Results by Business

Europe Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	176	188	(6)
Credit impairment charges and other provisions	(70)	(54)	30
Net operating income	106	134	(21)
Operating expenses excluding costs to achieve Transform	(215)	(209)	3
Costs to achieve Transform	(356)	-
Operating expenses	(571)	(209)
Other net income	3	3
Adjusted and statutory loss before tax	(462)	(72)
Performance Measures
Return on average equity	(67.1%)	(10.7%)
Return on average risk weighted assets	(8.6%)	(1.4%)
Cost: income ratio	324%	111%
Loan loss rate (bps)	70	51
	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	40.0	39.2
Customer deposits	17.6	17.6
Risk weighted assets	16.4	15.8

2013 compared to 2012

—

Income declined by 6% to £176m driven by lower net interest income and lower fees and commissions, as a result of reduced mortgage volumes and lower sales of investment products partially offset by foreign currency movements. The customer net interest margin remained stable at 44bps (Q1 12: 44bps)

—	Credit impairment charges increased by £16m to £70m as a result of increased recovery balances and deterioration in loss given default within the Spanish and Portuguese home loan portfolios

—	Operating expenses increased £362m to £571m largely reflecting costs to achieve Transform of £356m related to restructuring costs to significantly downsize the distribution network

—	Loss before tax increased to £462m (Q1 12: £72m) principally due to cost to achieve Transform

Q1 13 compared to Q4 12

—	Loss before tax increased to £462m (Q4 12: £114m) largely as a result of costs to achieve Transform of £356m

—	Income increased 9% to £176m driven by higher income from sales of investment products

—	Risk weighted assets increased 4% to £16.4bn primarily driven by foreign currency movements

Barclays PLC	12

Results by Business

Africa Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	668	764	(13)
Credit impairment charges and other provisions	(114)	(106)	8
Net operating income	554	658	(16)
Operating expenses	(474)	(528)	(10)
Other net income	1	2
Adjusted and statutory profit before tax	81	132	(39)
Performance Measures
Return on average equity	1.6%	4.6%
Return on average risk weighted assets	0.9%	1.4%
Cost: income ratio	71%	69%
Loan loss rate (bps)	148	122
	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	29.7	29.9
Customer deposits	19.3	19.5
Risk weighted assets	24.9	24.5

2013 compared to 2012

—

Income declined 13% to £668m largely driven by foreign currency movements relating to the depreciation of major African currencies against Sterling. Excluding the impact of foreign currency movements income remained under pressure with lower transaction volumes

—

The economic environment in South Africa remained challenging for consumers and credit impairment charges increased £8m to £114m principally reflecting higher loss given default rates in the South African home loans recovery book

—	Operating expenses decreased 10% to £474m largely due to foreign currency movements with costs in local currency broadly in line with Q1 12

—	Profit before tax decreased 39% to £81m. Excluding the impact of foreign currency movements, profit before tax decreased 24%. Return on average equity declined to 1.6% (Q1 12: 4.6%)

Q1 13 compared to Q4 12

—	Profit before tax decreased 23% to £81m due to a seasonal reduction in transaction volumes, partially offset by lower impairments in the commercial property portfolio in South Africa

—	Both loans and advances to customers and customer deposits decreased by 1% to £29.7bn and £19.3bn respectively, driven by foreign currency movements

—	Risk weighted assets remained broadly stable at £24.9bn

Barclays PLC	13

Results by Business

Barclaycard	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,153	1,033	12
Credit impairment charges and other provisions	(303)	(250)	21
Net operating income	850	783	9
Operating expenses	(496)	(445)	11
Other net income	9	9
Adjusted and statutory profit before tax	363	347	5

Performance Measures
Return on average equity	17.9%	17.8%
Return on average risk weighted assets	2.8%	2.8%
Cost: income ratio	43%	43%
Loan loss rate (bps)	340	309

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	34.1	33.8
Customer deposits	3.8	2.8
Risk weighted assets	39.0	37.8

2013 compared to 2012

—	Income increased 12% to £1,153m reflecting continued growth across the business predominantly in the UK and US, contributions from Q1 12 acquisitions and stable customer asset margins

—	Credit impairment charges increased 21% to £303m driven by higher volumes, including the impact of portfolio acquisitions, and non-recurrence of provision releases in Q1 12

-	Impairment loan loss rates in consumer credit cards are trending at low levels in the UK and US

—	Operating expenses increased 11% to £496m due to business growth and the impact of portfolio acquisitions

—	Profit before tax improved 5% to £363m. Return on average equity improved to 17.9% (Q1 12: 17.8%)

Q1 13 compared to Q4 12

—

Adjusted profit before tax improved 8% to £363m due to business growth and non-recurring costs in relation to provisions for certain insurance products in Q4 12, partially offset by an increase in impairment due to contribution from acquisitions and foreign exchange movements. Statutory profit before tax improved by £298m reflecting the non-recurrence of the Q4 12 provision for PPI redress of £270m

—

Loans and advances to customers remained stable at £34.1bn (2012: £33.8bn) reflecting business growth and foreign currency movements which were offset by seasonal pay-downs. Customer deposits increased to £3.8bn (2012: £2.8bn) driven by business funding initiatives in the US

—	Risk weighted assets increased 3% to £39.0bn primarily driven by foreign currency movements and asset growth

Barclays PLC	14

Results by Business

Investment Bank	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Fixed Income, Currency and Commodities	2,190	2,319	(6)
Equities and Prime Services	706	591	19
Investment Banking	558	515	8
Principal Investments	9	11	(18)
Total income	3,463	3,436	1
Credit impairment charges and other provisions	14	(81)
Net operating income	3,477	3,355	4
Operating expenses excluding costs to achieve Transform	(2,054)	(2,195)	(6)
Costs to achieve Transform	(116)	-
Operating expenses	(2,170)	(2,195)	(1)
Other net income	8	22
Adjusted and statutory profit before tax	1,315	1,182	11
Performance Measures
Return on average equity	16.3%	13.8%
Return on average risk weighted assets	1.9%	1.7%
Cost: income ratio	63%	64%
Cost: net operating income ratio	62%	65%
Compensation: income ratio	41%	43%
Loan loss rate (bps)	(5)	17
	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to banks and customers at amortised cost	170.3	143.5
Customer deposits	104.2	75.9
Assets contributing to adjusted gross leverage	637.6	567.0
Risk weighted assets	181.9	177.9

2013 compared to 2012

—	Total Income of £3,463m was up 1%, reflecting an improvement in Equities and Prime Services, and Investment Banking, offset by a decline in Fixed Income, Currency and Commodities (FICC)

-

FICC income declined 6% to £2,190m, reflecting lower contributions from Rates, Commodities and Emerging Markets due to a strong Q1 12 where markets were supported by the European Long-Term Refinancing Operation. There were improvements in Credit and Securitised Products which benefitted from increased volumes and tightening of spreads on positive economic news at the start of the year

-

Equities and Prime Services income increased 19% to £706m across US, Asia and European businesses, reflecting an improvement in global equity markets driven by increased market confidence, strong inflows and market share gains. An increase in client activity in Prime Services further improved the results

-	Investment Banking income increased 8% to £558m, driven by higher income in equity underwriting reflecting increases in client activity and market share gains

—	Net credit impairment release of £14m (Q1 12: £81m charge), including a release of £40m across a number of counterparties was offset by charges of £26m driven by a number of single name exposures

—

Operating expenses decreased 1% to £2,170m, which included £88m relating to improving infrastructure to meet the requirements of Basel 3 and other regulatory reporting change projects and deliver cost efficiencies. Q1 13 included £116m of costs to achieve Transform related to restructuring costs. Q1 12 included a £115m charge relating to the setting of inter-bank offered rates

Barclays PLC	15

Results by Business

—	Cost to net operating income ratio improved 3% to 62%. The compensation to income ratio improved to 41% (Q1 12: 43%)

—	Profit before tax increased 11% to £1,315m. Return on average equity improved to 16.3% (Q1 12: 13.8%)

Q1 13 compared to Q4 12

—	Income of £3,463m was up 34% on Q4 12 reflecting an increase in FICC income and Equities and Prime Services income, partially offset by a reduction in Investment Banking

-	FICC income increased 47% to £2,190m, reflecting seasonally higher contributions from most business areas due to increased volumes and a rally in credit markets

-

Equities and Prime Services income increased 56% to £706m, reflecting improved performance in cash equities and equity derivatives and continued strong performance in Prime Services driven by increased client activity

-

Investment Banking income decreased 10% to £558m, reflecting the lower number of completed advisory deals in Q1 13 compared to Q4 12. The decrease in advisory was partially offset by higher income in equity underwriting

—	Operating expenses increased 17% to £2,170m, reflecting £116m costs to achieve Transform and a higher performance cost accrual driven by income growth

—	Profit before tax increased 73% to £1,315m

—

Assets contributing to adjusted gross leverage increased 12% to £637.6bn reflecting increases in reverse repurchase agreements and trading portfolio assets, partially offset by a decrease in cash and balances at central banks

—	Risk weighted assets increased 2% to £181.9bn primarily driven by foreign currency movements offset by a reduction in trading book sovereign exposures

Barclays PLC	16

Results by Business

Corporate Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	772	849	(9)
Credit impairment charges and other provisions	(130)	(208)	(38)
Net operating income	642	641	-
Operating expenses excluding costs to achieve Transform	(422)	(437)	(3)
Costs to achieve Transform	(37)	-
Operating expenses	(459)	(437)	5
Other net expense	-	(1)
Adjusted and statutory profit before tax	183	203	(10)
Adjusted and statutory profit/(loss) before tax by geographic segment
UK	269	250	8
Europe	(114)	(79)	44
Rest of the World	28	32	(13)
Total	183	203	(10)
Performance Measures
Return on average equity	6.1%	6.6%
Return on average risk weighted assets	0.8%	0.8%
Cost: income ratio	59%	51%
Loan loss rate (bps)	74	117
	31.03.13	31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	64.8	64.3
Loans and advances to customers at fair value	17.4	17.6
Customer deposits	103.3	99.6
Risk weighted assets	72.7	70.9

2013 compared to 2012

—

Total income decreased 9% to £772m reflecting a reduction in gains on fair value items to £31m (Q1 12: £78m), increased funding costs, non-recurring income from exited businesses and reduction in legacy portfolios in Europe, partially offset by an increase in UK product income

—	Credit impairment charges reduced 38% to £130m. Loan loss rate improved to 74bps (Q1 12: 117bps)

–	UK impairment reduced by £54m to £30m, partly reflecting increased recoveries in 2013

–	Europe impairment charges reduced by £26m to £98m with ongoing action to reduce exposure to the property and construction sector in Spain

—	Operating expenses increased 5% to £459m, reflecting costs to achieve Transform of £37m related to restructuring costs in Europe, partially offset by the benefits of prior year restructuring

—	Profit before tax decreased 10% to £183m. Return on average equity declined to 6.1% (Q1 12: 6.6%)

–	UK profit before tax improved 8% to £269m driven by increased product income, lower impairment and operating expenses, partially offset by lower gains on fair value items

–

Europe loss before tax increased 44% to £114m principally due to costs to achieve Transform and lower income reflecting the impact of exited business lines, partially offset by improved credit impairment charges of £98m (Q1 12: £124m) largely driven by reduced exposure to the property and construction sector in Spain

–	Rest of the World profit before tax decreased by 13% to £28m, reflecting lower income due to exited businesses partially offset by improved operating expenses as a result of prior year restructuring

Barclays PLC	17

Results by Business

Q1 13 compared to Q4 12

—

Adjusted profit before tax tripled to £183m, reflecting reduced impairment charges in the UK and Europe and gains on fair value items of £31m (Q4 12: £10m). Statutory profit before tax improved by £522m reflecting the non-recurrence of the Q4 12 provision for interest rate hedging products redress of £400m

—	Customer deposits increased 4% to £103.3bn primarily within the UK. Loans and advances to customers remained stable at £64.8bn

Barclays PLC	18

Results by Business

Wealth and Investment Management	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	469	452	4
Credit impairment charges and other provisions	(14)	(7)	100
Net operating income	455	445	2
Operating expenses	(400)	(395)	1
Other net income	5	-
Adjusted and statutory profit before tax	60	50	20
Performance Measures
Return on average equity	7.9%	7.0%
Return on average risk weighted assets	1.1%	1.1%
Cost: income ratio	85%	87%
Loan loss rate (bps)	25	16
	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	22.2	21.2
Customer deposits	58.3	53.8
Risk weighted assets	17.1	16.1
Total client assets	200.2	186.0

2013 compared to 2012

—

Income increased by 4% to £469m driven by the High Net Worth businesses. Net Interest income increased driven by growth in deposit and lending balances primarily in the High Net Worth businesses. Net fee and commission income remained broadly in line

—	Operating expenses of £400m were broadly flat against Q1 12 as ongoing costs of the strategic investment programme were offset by cost control initiatives

—	Profit before tax increased 20% to £60m. Return on average equity increased to 7.9% (Q1 12: 7.0%)

Q1 13 compared to Q4 12

—	Profit before tax decreased 43% to £60m primarily due to increased funding costs and costs of the ongoing strategic investment programme

—	Loans and advances to customers increased 5% to £22.2bn and customer deposits increased 8% to £58.3bn primarily driven by growth in the High Net Worth businesses

—	Client assets increased to £200.2bn (2012: £186.0bn) driven by net new assets in the High Net Worth businesses and favourable market movements

Barclays PLC	19

Results by Business

Head Office and Other Operations	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m
Statutory basis
Total (expense)/income net of insurance claims	(285)	(2,303)
Credit impairment charges and other provisions	-	(2)
Net operating income	(285)	(2,305)
Operating expenses excluding costs to achieve Transform	(17)	1
Costs to achieve Transform	(5)	-
Operating expenses	(22)	1
Other net income	3	5
Statutory (loss)/profit before tax	(304)	(2,299)
Adjusted basis
Total (expense)/income net of insurance claims	(34)	317
Credit impairment charges and other provisions	-	(2)
Net operating income	(34)	315
Operating expenses excluding costs to achieve Transform	(17)	1
Costs to achieve Transform	(5)	-
Operating expenses	(22)	1
Other net income	3	5
Adjusted (loss)/profit before tax	(53)	321
Adjusting items
Own credit[1]	251	2,620
	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Risk weighted assets	3.2	5.3

2013 compared to 2012

—

Adjusted income loss of £34m (Q1 12: income of £317m) deteriorated principally due to the non-recurrence of gains related to hedges of employee share awards in 2012 of £235m. Statutory income loss of £285m (Q1 12: loss of £2,303m) improved reflecting a significantly lower own credit charge of £251m (Q1 12: loss of £2,620m)

—	Operating expenses of £22m (Q1 12: gain of £1m) increased by £23m, including costs related to the Salz review and costs to achieve Transform

—	Adjusted loss before tax of £53m (Q1 12: profit of £321m). Statutory loss before tax of £304m (Q1 12: £2,299m) included an own credit charge of £251m (Q1 12: £2,620m)

Q1 13 compared to Q4 12

—	Adjusted expense of £34m reduced from £53m in Q4 12. Statutory income loss of £285m reduced from a loss of £613m in Q4 12 due to a lower own credit charge

—

Operating expenses decreased by £55m to £22m mainly due the non-recurrence of costs relating to the Transform strategic review and the bank levy, and a reduction in costs arising from litigation and regulatory investigations

—	Adjusted loss before tax improved to £53m (Q4 12: £132m). Statutory loss before tax of £304m (Q4 12: £692m) included an own credit charge of £251m (Q4 12: £560m)

1	Adjusting item recorded in Total (expense)/income net of insurance claims.

Barclays PLC	20

Appendix I – Quarterly Results Summary

	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
UK Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	1,067	1,077	1,123	1,118	1,066	1,129	1,244	1,168
Credit impairment charges and other provisions	(89)	(71)	(76)	(46)	(76)	(156)	(105)	(131)
Net operating income	978	1,006	1,047	1,072	990	973	1,139	1,037
Operating expenses	(704)	(1,065)	(1,239)	(713)	(1,057)	(812)	(711)	(1,058)
Other net income/(expense)	25	4	-	1	(1)	1	1	(1)
Statutory profit before tax	299	(55)	(192)	360	(68)	162	429	(22)
Adjusted basis
Total income net of insurance claims	1,067	1,077	1,123	1,118	1,066	1,129	1,244	1,168
Credit impairment charges and other provisions	(89)	(71)	(76)	(46)	(76)	(156)	(105)	(131)
Net operating income	978	1,006	1,047	1,072	990	973	1,139	1,037
Operating expenses excluding bank levy	(704)	(718)	(689)	(713)	(757)	(790)	(711)	(658)
UK bank levy	-	(17)	-	-	-	(22)	-	-
Operating expenses	(704)	(735)	(689)	(713)	(757)	(812)	(711)	(658)
Other net income/(expense)	25	4	-	1	(1)	1	1	(1)
Adjusted profit before tax	299	275	358	360	232	162	429	378
Adjusting items
Provision for PPI redress[1]	-	330	550	-	300	-	-	400
Europe Retail and Business Banking
Statutory basis
Total income net of insurance claims	176	161	168	191	188	198	309	254
Credit impairment charges and other provisions	(70)	(74)	(58)	(71)	(54)	(65)	(46)	(40)
Net operating income	106	87	110	120	134	133	263	214
Operating expenses	(571)	(205)	(193)	(200)	(209)	(738)	(244)	(327)
Other net income	3	4	2	4	3	2	2	4
Statutory profit before tax	(462)	(114)	(81)	(76)	(72)	(603)	21	(109)
Adjusted and statutory basis
Total income net of insurance claims	176	161	168	191	188	198	309	254
Credit impairment charges and other provisions	(70)	(74)	(58)	(71)	(54)	(65)	(46)	(40)
Net operating income	106	87	110	120	134	133	263	214
Operating expenses excluding bank levy and costs to achieve Transform	(215)	(185)	(193)	(200)	(209)	(290)	(244)	(327)
UK bank levy	-	(20)	-	-	-	(21)	-	-
Costs to achieve Transform	(356)	-	-	-	-	-	-	-
Operating expenses	(571)	(205)	(193)	(200)	(209)	(311)	(244)	(327)
Other net income	3	4	2	4	3	2	2	4
Adjusted (loss)/profit before tax	(462)	(114)	(81)	(76)	(72)	(176)	21	(109)
Adjusting items
Goodwill impairment [1]	-	-	-	-	-	427	-	-

1	Adjusting item recorded in Operating expenses.

Barclays PLC	21

Appendix I – Quarterly Results Summary

	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
Africa Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	668	721	714	729	764	806	883	858
Credit impairment charges and other provisions	(114)	(142)	(176)	(208)	(106)	(86)	(108)	(125)
Net operating income	554	579	538	521	658	720	775	733
Operating expenses	(474)	(479)	(506)	(471)	(528)	(491)	(584)	(556)
Other net income	1	5	2	1	2	2	2	1
Statutory profit before tax	81	105	34	51	132	231	193	178
Adjusted basis
Total income net of insurance claims	668	721	714	729	764	806	883	858
Credit impairment charges and other provisions	(114)	(142)	(176)	(208)	(106)	(86)	(108)	(125)
Net operating income	554	579	538	521	658	720	775	733
Operating expenses excluding bank levy	(474)	(455)	(506)	(471)	(528)	(468)	(584)	(556)
UK bank levy	-	(24)	-	-	-	(23)	-	-
Operating expenses	(474)	(479)	(506)	(471)	(528)	(491)	(584)	(556)
Other net income	1	5	2	1	2	2	-	1
Adjusted profit before tax	81	105	34	51	132	231	191	178
Adjusting items
Gains on acquisitions and disposals [1]	-	-	-	-	-	-	(2)	-
Barclaycard
Statutory basis
Total income net of insurance claims	1,153	1,140	1,092	1,079	1,033	1,037	1,177	1,072
Credit impairment charges and other provisions	(303)	(286)	(271)	(242)	(250)	(287)	(356)	(351)
Net operating income	850	854	821	837	783	750	821	721
Operating expenses	(496)	(794)	(582)	(441)	(445)	(494)	(462)	(1,102)
Other net income	9	5	7	8	9	5	8	7
Statutory profit before tax	363	65	246	404	347	261	367	(374)
Adjusted basis
Total income net of insurance claims	1,153	1,140	1,092	1,079	1,033	1,037	1,177	1,072
Credit impairment charges and other provisions	(303)	(286)	(271)	(242)	(250)	(287)	(356)	(351)
Net operating income	850	854	821	837	783	750	821	721
Operating expenses excluding bank levy	(496)	(508)	(432)	(441)	(445)	(478)	(462)	(455)
UK bank levy	-	(16)	-	-	-	(16)	-	-
Operating expenses	(496)	(524)	(432)	(441)	(445)	(494)	(462)	(455)
Other net income	9	5	7	8	9	5	8	7
Adjusted profit before tax	363	335	396	404	347	261	367	273
Adjusting items
Provision for PPI redress [2]	-	270	150	-	-	-	-	600
Goodwill impairment [2]	-	-	-	-	-	-	-	47

1	Adjusting item recorded in Other net income.
2	Adjusting item recorded in Operating expenses.

Barclays PLC	22

Appendix I – Quarterly Results Summary

	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
Investment Bank	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Fixed Income, Currency and Commodities	2,190	1,494	1,675	1,761	2,319	933	1,299	1,623
Equities and Prime Services	706	454	523	615	591	300	346	615
Investment Banking	558	620	493	509	515	518	402	533
Principal Investments	9	26	30	139	11	36	89	99
Total income	3,463	2,594	2,721	3,024	3,436	1,787	2,136	2,870
Credit impairment charges and other provisions	14	1	(3)	(121)	(81)	(89)	(114)	79
Net operating income	3,477	2,595	2,718	2,903	3,355	1,698	2,022	2,949
Operating expenses excluding bank levy and costs to achieve Transform	(2,054)	(1,644)	(1,737)	(1,849)	(2,195)	(1,527)	(1,818)	(2,068)
UK bank levy	-	(206)	-	-	-	(199)	-	-
Costs to achieve Transform	(116)	-	-	-	-	-	-	-
Operating expenses	(2,170)	(1,850)	(1,737)	(1,849)	(2,195)	(1,726)	(1,818)	(2,068)
Other net income/(expense)	8	15	7	6	22	(4)	6	7
Adjusted and statutory profit/(loss) before tax	1,315	760	988	1,060	1,182	(32)	210	888
Corporate Banking
Statutory basis
Total income net of insurance claims	772	746	717	734	849	753	902	866
Credit impairment charges and other provisions	(130)	(240)	(214)	(223)	(208)	(252)	(284)	(328)
Net operating income	642	506	503	511	641	501	618	538
Operating expenses	(459)	(851)	(421)	(852)	(437)	(635)	(480)	(503)
Other net income/(expense)	-	6	6	(1)	(1)	(8)	2	(62)
Statutory profit before tax	183	(339)	88	(342)	203	(142)	140	(27)
Adjusted basis
Total income net of insurance claims	772	746	717	734	849	753	902	866
Credit impairment charges and other provisions	(130)	(240)	(214)	(223)	(208)	(252)	(284)	(328)
Net operating income	642	506	503	511	641	501	618	538
Operating expenses excluding UK bank levy and costs to achieve Transform	(422)	(412)	(421)	(402)	(437)	(469)	(480)	(503)
UK bank levy	-	(39)	-	-	-	(43)	-	-
Costs to achieve Transform	(37)	-	-	-	-	-	-	-
Operating expenses	(459)	(451)	(421)	(402)	(437)	(512)	(480)	(503)
Other net income/(expense)	-	6	6	(1)	(1)	1	2	2
Adjusted profit/(loss) before tax	183	61	88	108	203	(10)	140	37
Adjusting items
Goodwill impairment[1]	-	-	-	-	-	123	-	-
Provision for interest rate hedging products redress[1]	-	400	-	450	-	-	-	-
Losses on disposal[2]	-	-	-	-	-	9	-	64

1	Adjusting item recorded in Operating expenses.
2	Adjusting item recorded in Other net income/(expense).

Barclays PLC	23

Appendix I – Quarterly Results Summary

	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
Wealth and Investment Management	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Total income net of insurance claims	469	483	443	442	452	453	462	429
Credit impairment charges and other provisions	(14)	(13)	(6)	(12)	(7)	(10)	(12)	(9)
Net operating income	455	470	437	430	445	443	450	420

Operating expenses excluding bank levy	(400)	(361)	(369)	(380)	(395)	(398)	(380)	(386)
UK bank levy	-	(4)	-	-	-	(1)	-	-
Operating expenses	(400)	(365)	(369)	(380)	(395)	(399)	(380)	(386)
Other net income/(expense)	5	-	2	(1)	-	(1)	-	-
Adjusted and statutory profit before tax	60	105	70	49	50	43	70	34
Head Office and Other Operations
Statutory basis
Total (expense)/income net of insurance claims	(285)	(613)	(1,052)	(28)	(2,303)	916	2,770	415
Credit impairment charges and other provisions	-	1	-	(3)	(2)	(1)	1	(3)
Impairment of investment in BlackRock Inc,	-	-	-	-	-	-	(1,800)	-
Net operating (expense)/income	(285)	(612)	(1,052)	(31)	(2,305)	915	971	412
Operating expenses	(22)	(77)	(7)	(101)	1	(26)	(7)	(13)
Other net income/(expense)	3	(3)	(3)	22	5	(23)	1	(5)
Statutory (loss)/profit before tax	(304)	(692)	(1,062)	(110)	(2,299)	866	965	394
Adjusted basis
Total (expense)/income net of insurance claims	(34)	(53)	22	70	317	49	(112)	33
Credit impairment charges and other provisions	-	1	-	(3)	(2)	(1)	1	(3)
Net operating (expense)/income	(34)	(52)	22	67	315	48	(111)	30
Operating expenses excluding bank levy and costs to achieve Transform	(17)	(59)	(7)	(101)	1	(26)	(7)	(13)
UK bank levy	-	(18)	-	-	-	-	-	-
Costs to achieve Transform	(5)	-	-	-	-	-	-	-
Operating expenses	(22)	(77)	(7)	(101)	1	(26)	(7)	(13)
Other net income/(expense)	3	(3)	(3)	22	5	-	-	(2)
Adjusted (loss)/profit before tax	(53)	(132)	12	(12)	321	22	(118)	15
Adjusting items
Own Credit [1]	251	560	1,074	325	2,620	263	(2,882)	(440)
(Gain)/loss on disposal and impairment of BlackRock investment [2]	-	-	-	(227)	-	-	1,800	58
Gains on debt buy-backs[1]	-	-	-	-	-	(1,130)	-	-
Losses/(gains) on acquisitions and disposals [3]	-	-	-	-	-	23	(1)	3

1	Adjusting item recorded in Total (expense)/income net of insurance claims.
2

Q2 2012 includes a £227m gain on disposal of strategic investment in BlackRock,Inc. and Q2 2011 includes a £58m loss on partial disposal of strategic investment in BlackRock,Inc both recorded through investment income and recorded in Total Income net of insurance claims. The £1,800m impairment of our stake in the BlackRock,Inc. investment in Q3 2011 is reported as part of Net operating (expense)/income.

3	Adjusting item recorded in Other net income/(expense).

Barclays PLC	24

Appendix II – Performance Management

Returns on Equity by Business

Returns on average equity and average tangible equity are calculated using profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate. Average allocated equity has been calculated as 10.5% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting the Core Tier 1 capital ratio of 11.0% as at 31 March 2013, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

	Adjusted		Statutory
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	31.03.13	31.03.12	31.03.13	31.03.12
Return on Average Equity	%	%	%	%
UK RBB	11.3	9.6	11.3	(3.5)
Europe RBB	(67.1)	(10.7)	(67.1)	(10.7)
Africa RBB	1.6	4.6	1.6	4.6
Barclaycard	17.9	17.8	17.9	17.8
Investment Bank	16.3	13.8	16.3	13.8
Corporate Banking	6.1	6.6	6.1	6.6
Wealth and Investment Management	7.9	7.0	7.9	7.0
Group excluding Head Office and Other Operations	9.1	10.5	9.1	8.6
Head Office and Other Operations impact	(1.5)	1.9	(2.6)	(13.1)
Total	7.6	12.4	6.5	(4.5)
	Adjusted		Statutory
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	31.03.13	31.03.12	31.03.13	31.03.12
Return on Average Tangible Equity	%	%	%	%
UK RBB	20.1	18.3	20.1	(6.7)
Europe RBB	(73.4)	(11.7)	(73.4)	(11.7)
Africa RBB[1]	7.6	11.8	7.6	11.8
Barclaycard	24.1	24.0	24.1	24.0
Investment Bank	16.9	14.3	16.9	14.3
Corporate Banking	6.4	6.9	6.4	6.9
Wealth and Investment Management	10.5	9.7	10.5	9.7
Group excluding Head Office and Other Operations	10.9	12.6	10.9	10.4
Head Office and Other Operations impact	(1.9)	2.0	(3.3)	(15.7)
Total	9.0	14.6	7.6	(5.3)

1	The return on average tangible equity for Africa RBB has been calculated including amounts relating to Absa Group’s non-controlling interests.

Barclays PLC	25

Appendix II – Performance Management

	Adjusted		Statutory
	Three months ended	Three months ended	Three months ended	Three months ended
	31.03.13	31.03.12	31.03.13	31.03.12
Profit attributable to equity holders of the parent	£m	£m	£m	£m
UK RBB [1]	218	165	218	(61)
Europe RBB	(363)	(60)	(363)	(60)
Africa RBB	9	33	9	33
Barclaycard	242	220	242	220
Investment Bank	823	747	823	747
Corporate Banking	120	133	120	133
Wealth and Investment Management	45	33	45	33
Head Office and Other Operations [2]	(84)	337	(255)	(1,643)
Total [3]	1,010	1,608	839	(598)
	Average Equity		Average Tangible Equity
	Three months ended	Three months ended	Three months ended	Three months ended
	31.03.13	31.03.12	31.03.13	31.03.12
	£m	£m	£m	£m
UK RBB	7,705	6,890	4,337	3,625
Europe RBB	2,165	2,220	1,977	2,037
Africa RBB	2,270	2,866	938	1,370
Barclaycard	5,408	4,945	4,022	3,673
Investment Bank	20,166	21,640	19,469	20,910
Corporate Banking	7,868	8,093	7,497	7,708
Wealth and Investment Management	2,283	1,894	1,722	1,361
Head Office and Other Operations [4]	4,044	4,694	4,027	4,694
Total[5]	51,909	53,242	43,989	45,378

1	Adjusted profit attributable to equity holders of the parent for UK RBB excludes the post tax impact of the Provision for PPI Redress of £nil(Q1 12: £226m)
2	Adjusted profit attributable to equity holders of the parent for Head Office and Other Operations excludes the post tax impact of Own Credit of £171m (Q1 12: £1,980m).
3

Adjusted profit attributable to equity holders of the parent for the Group excludes the post tax impact of the Provision for PPI Redress of £nil(Q1 12: £226m) and the post tax impact of Own Credit of £171m (Q1 12: £1,980m).

4	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average shareholders’ equity and tangible equity.
5	Group average shareholders’ equity and average shareholders’ tangible equity excludes the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

Barclays PLC	26

Appendix II – Performance Management

Margins and Balances

Analysis of Net Interest Margin

	RBB - UK margin	RBB - Europe margin	RBB - Africa margin	Barclay - card margin	Corporate Banking margin	Wealth and Investment Management margin	Total RBB, Barclaycard, Corporate and Wealth margin	RBB, Barclaycard, Corporate and Wealth interest income
Three Months Ended 31.03.13%		%	%	%	%	%	%	£m
Customer asset margin/ interest income	1.10	0.45	2.92	9.49	1.32	0.85	2.14	1,723
Customer liability margin/ interest income	0.96	0.42	2.73	(0.35)	0.97	1.02	1.05	786

Customer generated margin/ interest income	1.03	0.44	2.85	8.77	1.12	0.97	1.62	2,509
Non-customer generated margin/ interest income	0.25	0.37	0.18	(0.28)	0.11	0.14	0.17	266

Net interest margin/ income	1.28	0.81	3.03	8.49	1.23	1.11	1.79	2,775

Average customer assets (£m)	130,546	40,494	30,451	35,887	66,741	22,221	326,340	n/a
Average customer liabilities (£m)	118,721	14,307	18,925	2,822	93,423	55,642	303,840	n/a

Three Months Ended 31.03.12[1]
Customer asset margin/ interest income	0.99	0.41	3.10	9.53	1.25	0.63	2.04	1,632
Customer liability margin/ interest income	0.97	0.53	2.79	-	1.27	1.08	1.19	817

Customer generated margin/ interest income	0.98	0.44	2.98	9.53	1.26	0.95	1.65	2,449
Non-customer generated margin/ interest income	0.36	0.36	0.09	(0.79)	0.04	0.30	0.18	272

Net interest margin/ income	1.34	0.80	3.07	8.74	1.30	1.25	1.83	2,721

Average customer assets (£m)	121,898	41,956	33,212	32,844	73,008	18,914	321,832	n/a
Average customer liabilities (£m)	109,879	15,730	20,238	-	83,515	47,287	276,649	n/a

—

Net interest income for the Retail Banking businesses, Barclaycard, Corporate Banking and Wealth and Investment Management businesses remained stable at £2,775m (Q1 12: £2,721m), reflecting business growth in Barclaycard, UK RBB and Wealth and Investment Management. This was partially offset by foreign exchange movements and lower volumes in Africa RBB and the withdrawal from certain business lines in Europe RBB and Corporate Banking

—

The Retail Banking businesses, Barclaycard, Corporate Banking and Wealth and Investment Management net interest margin reduced 4bps to 179bps, reflecting reductions in contribution from customer liabilities and structural hedges. Customer generated margin remained stable at 162bps (Q1 12: 165bps) with an increase in customer asset margin to 2.14% (Q1 12: 2.04%)

—

Group net interest income including contributions for the Investment Bank and Head Office and Other Operations was £2,877m (Q1 12: £2,868m). The total contribution from Group product and equity structural hedges reduced £46m to £391m

1	The comparatives have been restated to reflect the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses.

Barclays PLC	27

Appendix III – Balance Sheet and Capital

Consolidated Summary Balance Sheet

	As at	As at
	31.03.13	31.12.12[1]
Assets	£m	£m
Cash, balances at central banks and items in the course of collection	72,463	87,664
Trading portfolio assets	168,290	146,352
Financial assets designated at fair value	48,802	46,629
Derivative financial instruments	460,500	469,156
Available for sale investments	85,390	75,109
Loans and advances to banks	43,893	40,462
Loans and advances to customers	457,283	423,906
Reverse repurchase agreements and other similar secured lending	234,879	176,522
Other assets	24,622	22,535
Total assets	1,596,122	1,488,335

Liabilities
Deposits and items in the course of collection due to banks	83,731	78,599
Customer accounts	437,548	385,411
Repurchase agreements and other similar secured borrowing	260,466	217,178
Trading portfolio liabilities	61,412	44,794
Financial liabilities designated at fair value	80,044	78,561
Derivative financial instruments	453,955	462,721
Debt securities in issue	112,207	119,525
Subordinated liabilities	24,557	24,018
Other liabilities	20,771	17,542
Total liabilities	1,534,691	1,428,349

Shareholders’ Equity
Called up share capital and share premium	13,977	12,477
Other reserves	1,772	1,253
Retained earnings	36,391	36,885
Shareholders’ equity excluding non-controlling interests	52,140	50,615
Non-controlling interests	9,291	9,371
Total shareholders’ equity	61,431	59,986

Total liabilities and shareholders’ equity	1,596,122	1,488,335

1	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).

Barclays PLC	28

Appendix III - Balance Sheet and Capital

Key Capital Ratios	As at 31.03.13	As at 31.12.12[1]
Core Tier 1	11.0%	10.8%
Tier 1	13.3%	13.2%
Total capital	17.2%	17.0%

Capital Resources	£m	£m
Shareholders’ equity (excluding non-controlling interests) per balance sheet	52,140	50,615
Own credit cumulative loss[2]	1,034	804
Unrealised gains on available for sale debt securities[2]	(475)	(417)
Unrealised gains on available for sale equity (recognised as tier 2 capital)[2]	(136)	(110)
Cash flow hedging reserve[2]	(1,963)	(2,099)

Non-controlling interests per balance sheet	9,291	9,371
- Less: Other Tier 1 capital - preference shares	(6,197)	(6,203)
- Less: Non-controlling Tier 2 capital	(583)	(547)
Other regulatory adjustments to non-controlling interests	(141)	(171)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment[2]	496	49
Goodwill and intangible assets[2]	(7,623)	(7,622)
50% excess of expected losses over impairment[2]	(798)	(648)
50% of securitisation positions	(897)	(997)
Other regulatory adjustments	(372)	(303)
Core Tier 1 capital	43,776	41,722

Other Tier 1 capital:
Preference shares	6,197	6,203
Tier 1 notes[3]	535	509
Reserve Capital Instruments	2,914	2,866

Regulatory adjustments and deductions:
50% of material holdings	(481)	(241)
50% of the tax on excess of expected losses over impairment	24	176
Total Tier 1 capital	52,965	51,235

Tier 2 capital:
Undated subordinated liabilities	1,638	1,625
Dated subordinated liabilities	14,409	14,066
Non-controlling Tier 2 capital	583	547
Reserves arising on revaluation of property[2]	24	39
Unrealised gains on available for sale equity[2]	139	110
Collectively assessed impairment allowances	1,980	2,002

Tier 2 deductions:
50% of material holdings	(481)	(241)
50% excess of expected losses over impairment (gross of tax)	(822)	(824)
50% of securitisation positions	(897)	(997)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,168)	(1,139)
Other deductions from total capital	(102)	(550)
Total regulatory capital	68,268	65,873

1	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).
2	The capital impacts of these items are net of tax.
3	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC	29

Appendix III – Balance Sheet and Capital

—

The Core Tier 1 ratio increased to 11.0% (2012: 10.8%) reflecting an increase in Core Tier 1 capital to £43.8bn (2012: £41.7bn), partially offset by a 3% increase in risk weighted assets to £397.9bn (2012: £387.4bn)

—

Barclays generated £0.6bn Core Tier 1 capital from earnings, which excludes movements in own credit, after absorbing the impact of dividends paid. Other material movements in Core Tier 1 capital include:

–	£1.1bn increase due to foreign currency movements, primarily due to appreciation of Euro and US Dollar against Sterling, which was broadly offset by foreign currency movements in risk weighted assets

–	£0.8bn increase in share capital and share premium due to warrants exercised

–	£0.3bn net decrease in reserves due to share purchases to settle share awards

Risk Weighted Assets by Business	As at 31.03.13	As at 31.12.12[1]
	£m	£m
UK RBB	42,613	39,088
Europe RBB	16,358	15,795
Africa RBB	24,929	24,532
Barclaycard	39,021	37,836
Investment Bank	181,922	177,884
Corporate Banking	72,731	70,858
Wealth and Investment Management	17,092	16,054
Head Office and Other Operations	3,188	5,326
Total	397,854	387,373

Movement in Risk Weighted Assets	Risk Weighted Assets
£bn
As at 1 January 2013	387.4
Foreign exchange	8.5
Methodology and model changes	2.3
Business activity	-
Change in risk parameters	(0.3)
As at 31 March 2013	397.9

—	Risk weighted assets increased 3% to £397.9bn, principally reflecting:

-	Foreign exchange movements of £8.5bn primarily due to the appreciation of Euro and US Dollar against Sterling during the period

-	Methodology and model changes, primarily model recalibration resulting in a £2.3bn increase

-

Business activity being broadly flat, with the largest components being a £3.0bn decrease in the Investment Bank primarily relating to reductions in trading book sovereign exposures offset by a £2.5bn increase in UK RBB primarily driven by the ING Direct UK acquisition and other mortgage asset growth

-	These were offset by a £0.3bn decrease in risk parameters driven by improvements in underlying risk profiles and market conditions

1

The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements, IAS 19 Employee Benefits (revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses.

Barclays PLC	30

Appendix III - Balance Sheet and Capital

Balance Sheet Leverage

	As at	As at
	31.03.13	31.12.12[1]
	£m	£m
Total assets[2]	1,596,122	1,488,335
Counterparty netting	(378,426)	(387,672)
Collateral on derivatives	(47,147)	(46,855)
Net settlement balances and cash collateral	(94,862)	(71,718)
Goodwill and intangible assets	(7,910)	(7,915)
Customer assets held under investment contracts[3]	(1,569)	(1,542)
Adjusted total tangible assets	1,066,208	972,633
Total qualifying Tier 1 capital	52,965	51,235
Adjusted gross leverage	20x	19x
Adjusted gross leverage (excluding liquidity pool)	17x	16x
Ratio of total assets to shareholders’ equity	26x	25x
Ratio of total assets to shareholders’ equity (excluding liquidity pool)	24x	22x

—	Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

—	Adjusted gross leverage increased to 20x (2012: 19x) due to qualifying Tier 1 capital increasing by 3% to £53bn and adjusted total tangible assets increasing by 10% to £1,066bn

—

At month ends during Q1 13, the ratio moved in a range from 20x to 21x (full year 2012: 19x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending and high quality trading portfolio assets

—

Adjusted total tangible assets include cash and balances at central banks of £69.3bn (2012: £86.2bn). Excluding these balances, the balance sheet leverage would be 19x (2012: 17x). Excluding the whole liquidity pool, leverage would be 17x (2012: 16x)

—

The ratio of total assets to total shareholders’ equity was 26x (2012: 25x) and during Q1 13 moved within a month end range of 26x to 27x (full year 2012: 25x to 28x), driven by fluctuations in collateralised reverse repurchase lending, high quality trading portfolio assets and settlement balances

1	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).
2	Includes Liquidity Pool of £141bn (2012: £150bn).
3	Comprising financial assets designated at fair value and associated cash balances.

Barclays PLC	31

Appendix III - Balance Sheet and Capital

Retail and Wholesale Loans and Advances to Customers and Banks

As at 31.03.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges[1]	Loan Loss Rate
	£m	£m	£m	£m	%	£m	bps
Total retail	240,061	4,687	235,374	8,621	3.6	561	95
Wholesale - customers	225,667	3,124	222,543	6,054	2.7	145	26
Wholesale - banks	43,294	35	43,259	54	0.1	(8)	(7)
Total wholesale	268,961	3,159	265,802	6,108	2.3	137	21

Loans and advances at amortised cost	509,022	7,846	501,176	14,729	2.9	698	56

Traded loans	2,523	n/a	2,523

Loans and advances designated at fair value	21,659	n/a	21,659
Loans and advances held at fair value	24,182	n/a	24,182

Total loans and advances	533,204	7,846	525,358

As at 31.12.12[2]
Total retail	232,672	4,635	228,037	8,821	3.8	2,075	89
Wholesale - customers	199,423	3,123	196,300	6,252	3.1	1,251	63
Wholesale - banks	40,072	41	40,031	51	0.1	(23)	(6)
Total wholesale	239,495	3,164	236,331	6,303	2.6	1,228	51

Loans and advances at amortised cost	472,167	7,799	464,368	15,124	3.2	3,303	70

Traded loans	2,410	n/a	2,410

Loans and advances designated at fair value	21,996	n/a	21,996
Loans and advances held at fair value	24,406	n/a	24,406

Total loans and advances	496,573	7,799	488,774

1	Loan impairment charge as at December 2012 is the charge for the 12 month period.
2	Comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and portfolio restatements between businesses.

Barclays PLC	32

Appendix III – Balance Sheet and Capital

Retail Loans and Advances to Customers and Banks at Amortised Cost

As at 31.03.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges[1,4]	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	136,104	1,349	134,755	2,819	2.1	89	27
Europe RBB[2]	40,793	600	40,193	1,747	4.3	70	70
Africa RBB	23,786	724	23,062	1,659	7.0	98	167
Barclaycard	36,093	1,941	34,152	2,303	6.4	303	340
Corporate Banking[3]	631	56	575	59	9.4	-	-
Wealth and Investment Management	2,654	17	2,637	34	1.3	1	15
Total	240,061	4,687	235,374	8,621	3.6	561	95

As at 31.12.12[5]
UK RBB	129,682	1,369	128,313	2,883	2.2	269	21
Europe RBB[2]	39,997	560	39,437	1,734	4.3	257	64
Africa RBB	23,987	700	23,287	1,790	7.5	472	197
Barclaycard	35,732	1,911	33,821	2,288	6.4	1,050	294
Corporate Banking[3]	739	79	660	92	12.4	27	365
Wealth and Investment Management	2,535	16	2,519	34	1.3	-	-
Total	232,672	4,635	228,037	8,821	3.8	2,075	89

1	Loan impairment charges, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees.
2	Includes loans and advances to business customers.
3	Primarily comprises retail portfolios in India and UAE.
4	Loan impairment charge as at December 2012 is the charge for the 12 month period.
5	Comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and the portfolio restatements between businesses.

Barclays PLC	33

Appendix III - Balance Sheet and Capital

Wholesale Loans and Advances to Customers and Banks at Amortised Cost

As at 31.03.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges[3]	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Africa RBB	7,416	222	7,194	715	9.6	16	88
Investment Bank[1]	170,871	562	170,309	583	0.3	(20)	(5)
Corporate Banking	69,069	2,225	66,844	4,159	6.0	128	75
- UK	53,372	423	52,949	1,288	2.4	30	23
- Europe	8,186	1,605	6,581	2,632	32.2	96	477
- Rest of World	7,511	197	7,314	239	3.2	2	11

Wealth and Investment Management	20,096	135	19,961	632	3.1	13	26

Head Office and Other Operations	1,509	15	1,494	19	1.3	-	-
Total	268,961	3,159	265,802	6,108	2.3	137	21

As at 31.12.12[2]
Africa RBB	7,313	250	7,063	681	9.3	160	219
Investment Bank[1]	144,143	586	143,557	768	0.5	192	13
Corporate Banking	67,337	2,171	65,166	4,232	6.3	838	124
- UK	52,667	428	52,239	1,381	2.6	279	53
- Europe	8,122	1,536	6,586	2,607	32.1	527	649
- Rest of World	6,548	207	6,341	244	3.7	32	49

Wealth and Investment Management	19,236	141	19,095	603	3.1	38	20

Head Office and Other Operations	1,466	16	1,450	19	1.3	-	-
Total	239,495	3,164	236,331	6,303	2.6	1,228	51

1

Investment Bank gross loans and advances include cash collateral and settlement balances of £110,165m as at 31 March 2013 and £85,116m as at 31 December 2012. Excluding these balances CRLs as a proportion of gross loans and advances were 1.0% and 1.3% respectively.

2	Comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and the portfolio restatements between businesses.
3	Loan impairment charge as at December 2012 is the charge for the 12 month period.

Barclays PLC	34

Appendix IV – Credit Risk

Group Exposures to Eurozone Countries1

—

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

—	During Q1 13 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece remained stable at £59.4bn (2012: £59.3bn)

–	Sovereign exposure decreased 12% to £4.8bn principally due to a reduction in Italian government bonds held as available for sale

–

Exposure to retail customers and corporate clients rose marginally by 1% to £48.4bn. Excluding the effects of foreign exchange, exposure reduced 3% reflecting the Group’s continuing focus on managing exposures in Spain, Italy and Portugal

–	Exposure to financial institutions rose by 9% to £6.2bn driven by increased lending to a single Irish counterparty

—

The local net funding mismatches in Italy and Portugal were broadly stable in Q1 13. As at 31 March 2013, the deficit in Italy was €11.9bn (2012: €11.8bn) and the deficit in Portugal was €4.3bn (2012: €4.1bn). The net funding surplus in Spain was €1.3bn (2012: €2.3bn). Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

—	The Group continues to monitor developments in Cyprus and has taken steps to mitigate the financial and operational risks:

–	The Group‘s exposure to Cyprus remains minimal at £177m (2012: £184m), with exposure predominantly relating to corporate counterparties whose main operations are outside of Cyprus

–

As at 31 March 2013 Barclays’ Cyprus branch had €1.3bn of customer deposits. Subsequent to the reopening of the Cyprus banking system on 28 March 2013, the branch saw €0.2bn of deposit outflow. There has been no observed impact of the Cyprus banking crisis on customers outside of the branch including retail and corporate deposits in our other European business

1	The comparatives on pages 35 to 41 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements.

Barclays PLC	35

Appendix IV – Credit Risk

Summary of Group Exposures

—

The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages 37 to 41. The basis of preparation is consistent with that described in the 2012 Annual Report

—

The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Net on- balance sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
As at 31.03.13	£m	£m	£m	£m	£m	£m	£m	£m
Spain	1,816	1,719	4,033	13,587	2,592	23,747	33,047	3,257
Italy	2,247	346	1,660	15,847	2,123	22,223	32,509	3,070
Portugal	661	21	1,587	3,591	1,776	7,636	8,328	2,627
Ireland	31	4,149	1,208	108	96	5,592	11,037	1,496
Cyprus	-	-	101	39	37	177	287	48
Greece	2	-	6	6	13	27	1,077	3

As at 31.12.12
Spain	2,067	1,525	4,138	13,305	2,428	23,463	32,374	3,301
Italy	2,669	567	1,962	15,591	1,936	22,725	33,029	3,082
Portugal	637	48	1,958	3,474	1,783	7,900	8,769	2,588
Ireland	21	3,585	1,127	112	83	4,928	10,078	1,644
Cyprus	8	-	106	44	26	184	300	131
Greece	1	-	61	8	9	79	1,262	5

—	Barclays has exposures to other Eurozone countries as set out below. Total net on-balance sheet exposures to individual countries that are less than £1bn are reported in aggregate under Other

	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Net on- balance sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
As at 31.03.13	£m	£m	£m	£m	£m	£m	£m	£m
France	3,408	5,543	4,925	2,571	190	16,637	60,428	8,413
Germany	1,590	5,184	6,841	26	1,874	15,515	63,739	7,047
Netherlands	4,209	4,475	1,937	14	69	10,704	29,956	2,432
Belgium	2,789	6	316	10	6	3,127	10,821	1,595
Luxembourg	42	779	861	218	31	1,931	5,713	922
Austria	1,470	287	194	1	4	1,956	4,294	138
Finland	1,201	163	35	3	-	1,402	7,882	478
Other	203	3	34	5	65	310	586	10

As at 31.12.12
France	3,746	5,553	4,042	2,607	121	16,069	59,317	7,712
Germany	282	4,462	4,959	27	1,734	11,464	62,043	6,604
Netherlands	3,503	4,456	2,002	16	92	10,069	28,565	2,205
Belgium	2,548	333	239	9	6	3,135	10,602	1,525
Luxembourg	13	1,127	704	151	49	2,044	6,009	812
Austria	1,047	228	187	5	-	1,467	3,930	127
Finland	1,044	209	140	3	-	1,396	9,120	461
Other	210	9	24	26	41	310	649	25

Barclays PLC	36

Appendix IV – Credit Risk

Spain								Designated
Fair Value through	Trading Portfolio			Derivatives				at FV	Total	Total
Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1,073	(1,073)	-	30	(30)	-	-	367	367	476
Financial institutions	844	(158)	686	7,731	(7,217)	(514)	-	314	1,000	788
Corporate	345	(100)	245	434	(208)	-	226	400	871	817

Fair Value through Other Comprehensive Income (OCI)					Available for Sale Assets as at 31.03.13[1]					Total as at
					Cost		AFS Reserve		Total	31.12.12
					£m		£m		£m	£m
Sovereign					1,427		(8)		1,419	1,562
Financial institutions					506		6		512	480
Corporate					8		-		8	10
Held at Amortised Cost					Loans and Advances as at 31.03.13					Total
							Impairment			as at
					Gross		Allowances		Total	31.12.12
					£m		£m		£m	£m
Sovereign					30		-		30	29
Financial institutions					216		(9)		207	257
Residential mortgages					13,718		(131)		13,587	13,305
Corporate					4,288		(1,134)		3,154	3,311
Other retail lending					2,716		(124)		2,592	2,428
Contingent Liabilities and Commitments
									Total	Total
									as at	as at
									31.03.13	31.12.12
									£m	£m
Financial institutions									167	88
Residential mortgages									10	12
Corporate									1,896	1,938
Other retail lending									1,184	1,263

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	37

Appendix IV - Credit Risk

Italy								Designated
Fair Value through	Trading Portfolio			Derivatives				at FV	Total	Total
Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,508	(2,317)	191	1,775	(668)	-	1,107	3	1,301	1,123
Financial institutions	196	(104)	92	6,375	(4,367)	(2,008)	-	180	272	391
Corporate	236	(196)	40	709	(475)	(151)	83	323	446	699
										Total
Fair Value through OCI					Available for Sale Assets as at 31.03.13[1]					as at
					Cost		AFS Reserve		Total	31.12.12
					£m		£m		£m	£m
Sovereign					929		17		946	1,537
Financial institutions					57		2		59	138
Corporate					28		2		30	29
Held at Amortised Cost					Loans and Advances as at 31.03.13					Total
							Impairment			as at
					Gross		Allowances		Total	31.12.12
					£m		£m		£m	£m
Sovereign					-		-		-	9
Financial institutions					15		-		15	38
Residential mortgages					15,963		(116)		15,847	15,591
Corporate					1,318		(134)		1,184	1,234
Other retail lending					2,242		(119)		2,123	1,936

Contingent Liabilities and Commitments									Total	Total
									as at	as at
									31.03.13	31.12.12
									£m	£m
Financial institutions									126	90
Residential mortgages									44	45
Corporate									2,102	2,158
Other retail lending									798	789

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	38

Appendix IV – Credit Risk

Portugal								Designated
Fair Value through	Trading Portfolio			Derivatives				at FV	Total	Total
Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	73	(73)	-	264	(264)	-	-	-	-	8
Financial institutions	26	(21)	5	205	(154)	(51)	-	-	5	18
Corporate	23	(22)	1	273	(102)	(5)	166	-	167	252

										Total
Fair Value through OCI					Available for Sale Assets as at 31.03.13[1]					as at
					Cost £m		AFS Reserve £m		Total £m	31.12.12 £m
Sovereign					627		1		628	594
Financial institutions					2		-		2	2
Corporate					188		(1)		187	331

Held at Amortised Cost					Loans and Advances as at 31.03.13					Total
							Impairment			as at
					Gross		Allowances		Total	31.12.12
					£m		£m		£m	£m
Sovereign					33		-		33	35
Financial institutions					23		(9)		14	28
Residential mortgages					3,622		(31)		3,591	3,474
Corporate					1,564		(331)		1,233	1,375
Other retail lending					1,978		(202)		1,776	1,783

Contingent Liabilities and Commitments									Total	Total
									as at	as at
									31.03.13	31.12.12
									£m	£m
Financial institutions									2	1
Residential mortgages									21	25
Corporate									865	889
Other retail lending									1,739	1,673

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	39

Appendix IV – Credit Risk

Ireland								Designated
Fair Value through	Trading Portfolio			Derivatives				at FV	Total	Total
Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	241	(241)	-	242	(11)	(231)	-	21	21	12
Financial institutions	1,202	(56)	1,146	4,764	(3,628)	(1,136)	-	502	1,648	1,558
Corporate	301	(76)	225	155	(65)	(1)	89	80	394	293
										Total
Fair Value through OCI					Available for Sale Assets as at 31.03.13[1]					as at
					Cost		AFS Reserve		Total	31.12.12
					£m		£m		£m	£m
Sovereign					9		1		10	9
Financial institutions					51		(3)		48	60
Corporate					4		-		4	4
Held at Amortised Cost					Loans and Advances as at 31.03.13					Total
							Impairment			as at
					Gross		Allowances		Total	31.12.12
					£m		£m		£m	£m
Financial institutions					2,453		-		2,453	1,967
Residential mortgages					116		(8)		108	112
Corporate					830		(20)		810	830
Other retail lending					96		-		96	83
Contingent Liabilities and Commitments									Total	Total
									as at	as at
									31.03.13	31.12.12
									£m	£m
Financial institutions									667	628
Corporate									829	1,007
Other retail lending									-	9

1

‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Barclays PLC	40

Appendix IV – Credit Risk

Cyprus								Designated
Fair Value through	Trading Portfolio			Derivatives				at FV	Total	Total
Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial institutions	-	-	-	109	(55)	(54)	-	-	-	-
Corporate	-	-	-	2	(1)	-	1	-	1	12
Held at Amortised Cost					Loans and Advances as at 31.03.13					Total
							Impairment			as at
					Gross		Allowances		Total	31.12.12
					£m		£m		£m	£m
Sovereign					-		-		-	8
Residential mortgages					39		-		39	44
Corporate					101		(1)		100	94
Other retail lending					37		-		37	26
Contingent Liabilities and Commitments									Total	Total
									as at	as at
									31.03.13	31.12.12
									£m	£m
Corporate									33	94
Other retail lending									15	37
Greece								Designated
Fair Value through	Trading Portfolio			Derivatives				at FV	Total	Total
Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2	-	2	-	-	-	-	-	2	1
Financial institutions	-	-	-	1,050	(117)	(933)	-	-	-	-
Corporate	3	-	3	-	-	-	-	-	3	3
Held at Amortised Cost					Loans and Advances as at 31.03.13					Total
							Impairment			as at
					Gross		Allowances		Total	31.12.12
					£m		£m		£m	£m
Residential mortgages					6		-		6	8
Corporate					3		-		3	58
Other retail lending					23		(10)		13	9
Contingent Liabilities and Commitments									Total	Total
									as at	as at
									31.03.13	31.12.12
									£m	£m
Corporate									3	3
Other retail lending									-	2

Barclays PLC	41

Appendix IV - Credit Risk

Barclays Credit Market Exposures1

					Three Months Ended 31.03.13

	As at 31.03.13	As at 31.12.12[2]	As at 31.03.13	As at 31.12.12[2]	Fair Value Gains/ (Losses) and Net Funding	Impairment (Charge)/ Release	Total Gains/ (Losses)
US Residential Mortgages	$m	$m	£m	£m	£m	£m	£m
ABS CDO Super Senior	1,505	1,491	991	922	72	-	72
US sub-prime and Alt-A3	1,004	1,133	661	700	43	-	43

Commercial Mortgages
Commercial real estate loans and properties	4,135	4,411	2,722	2,727	4	-	4
Commercial Mortgage Backed Securities[3]	419	411	276	254	15	-	15

Other Credit Market
Leveraged Finance[4]	4,847	5,732	3,191	3,544	(12)	-	(12)
Monoline protection on CLO and other	676	956	445	591	(11)	-	(11)
CLO and other assets[3]	176	176	116	109	2	-	2

Total	12,762	14,310	8,402	8,847	113	-	113

—

During Q1 2013, credit market exposures decreased by £445m to £8,402m, reflecting net sales and paydowns and other movements of £855m, offset by foreign exchange movements of £297m and net fair value gains of £113m. Net sales, paydowns and other movements of £855m included:

–	£341m leveraged finance primarily relating to three counterparties

–	£169m monoline protection on CLO and other

–	£138m of commercial real estate loans and properties

–	£124m US sub-prime and Alt-A

–	£72m ABS CDO Super Senior

—

Leveraged finance exposures are accounted for at amortised cost less impairment. The fair value of these exposures as at 31 March 2013 was £2,822m (2012: £3,059m). Materially, all other credit market exposures are accounted for on a fair value basis

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
2	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements.
3

Collateral assets of £707m (2012: £719m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are managed alongside similar credit market exposures. These assets comprised: US sub-prime and Alt-A £310m (2012: £352m), commercial mortgage-backed securities £281m (2012: £258m), CLO and other assets £116m (2012: £109m).

4	Includes undrawn commitments of £201m (2012: £202m).

Barclays PLC	42

Appendix V – Other Information

Other Information

Results Timetable[1]	Date
Ex-dividend date	1 May 2013
Dividend Record date	3 May 2013
Dividend Payment date	7 June 2013
2013 Interim Results Announcement	30 July 2013

Exchange Rates[2]	Three Months Ended 31.03.13	Three Months Ended 31.03.12	Change[3]
Period end - US$/£	1.52	1.60	5%
Average - US$/£	1.55	1.57	1%
Period end - €/£	1.18	1.20	2%
Average - €/£	1.17	1.20	3%
Period end - ZAR/£	13.96	12.28	(12%)
Average - ZAR/£	13.87	12.17	(12%)

Share Price Data	31.03.13	31.03.12
Barclays PLC (p)	291.15	235.25
Absa Group Limited (ZAR)	155.00	156.00

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

1	These announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3

The change represents the percentage change in the sterling value of the relevant foreign currency on the basis of the exchange rates disclosed. The change in exchange rates affects the amounts of foreign currency balances and transactions reported in the interim management statement.

Barclays PLC	43

Glossary

‘A-IRB / Advanced Internal Ratings-Based’ A method of calculating Risk Weighted Assets that relies on the bank’s internal models to derive risk weights.

‘ABCP’ Asset backed commercial paper; typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Absa’ The previously reported South African segment of Barclays PLC excluding Absa Capital, Absa Card and Absa Wealth which are reported within Investment Bank, Barclaycard, and Wealth and Investment Management respectively.

‘Absa Group’ Absa Group Limited and its subsidiaries, including Absa Bank Limited and Absa Financial Services Limited, which is listed on the Johannesburg Stock Exchange and is one of South Africa’s largest financial services groups.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Adjusted cost: income ratio’ Operating expenses compared to total income net of insurance claims, adjusted to exclude the impact of own credit gain or loss, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted Gross Leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 capital’.

‘Adjusted Income’ Total income net of insurance claims adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, gain or loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc., impairment of investment in BlackRock, Inc., provision for PPI and interest rate hedging products redress, goodwill impairment and gains and losses on acquisitions and disposals.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Africa’ Geographic segment comprising countries where Barclays operates in Africa and the Indian Ocean.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products under the Absa and Barclays brands through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers across Africa.

‘Alt-A’ Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Average income per employee’ Total income net of insurance claims divided by the number of employees.

‘Average LTV (Loan to Value) of new mortgage lending’ The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed period-to-date divided by total amount of appraised property value.

‘Backstop facility’ A standby facility that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.

‘Balance weighted approach’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position.

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Glossary

‘Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘Banking Book’ A regulatory classification denoting all exposures which are not in the trading book. Banking Book positions attract credit risk regulatory capital requirements (or deductions, where required).

‘Barclaycard’ An international payments business service provider to retail and business customers including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Scandinavia and South Africa.

‘Barclays Business’ A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

‘Basel 3’ The third of the Basel Accords. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel 3 leverage ratio’ The ratio of Tier 1 capital to particular on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel 3 guidelines published in December 2010.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)/bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Business Payments Portfolio’ Businesses within Barclaycard providing payment services including merchant acquiring, commercial cards, business payment solutions and point of sale finance.

‘Capital adequacy’ The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual countries meet their minimum capital requirements.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 capital ratio and Risk asset ratio.

‘Capital requirements’ Amount to be held by the Bank to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial Mortgage Backed Securities (CMBS)’ Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commercial Paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are loans backed by a package of commercial real estate.

‘Commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Commodity derivatives’ Exchange traded and OTC derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g., Brent vs. WTI crude prices).

‘Compensation: income ratio’ Total compensation costs compared to total adjusted income.

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Glossary

‘Conduits’ Financial vehicles that hold asset-backed debt such as mortgages, vehicle loans, and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays that are permanently written off from the holder’s perspective in the event of Barclays PLC’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below 7%. They are one form of contingent capital securities which have been issued by banks and whose terms could include a conversion into ordinary shares of the issuer rather than a permanent write off.

‘Core Tier 1 capital’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provides banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance.

‘Corporate income tax paid’ Tax paid during the period on taxable profits, including withholding tax deducted from income.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Counterparty risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ Impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRDIV’ The Fourth Capital Requirements Directive. Proposal for a Directive and an accompanying Regulation that together will (among other things) update EU capital adequacy and liquidity requirements and implement Basel 3 in the European Union. This was adopted by the EU and passed into law in April 2013.

‘CRDIV leverage ratio’ The ratio of Tier 1 capital to particular on- and off- balance sheet exposures, calculated in accordance with the methodology set out in the Basel 3 guidelines published in December 2010.

‘Credit default swaps’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit Derivative Product Company (CDPC)’ A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See ‘Credit Market Exposures’.

‘Credit derivatives’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures (CME)’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

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Glossary

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Current year cash bonus’ Bonuses paid to employees in cash on a discretionary basis in respect of performance in the period.

‘Current year share bonus’ Bonuses paid to employees in shares on a discretionary basis in respect of performance in the period. In keeping with Regulatory requirements, the shares may be subject to a minimum retention period.

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer assets’ Represents loans and advances to customers. Average balances calculated as the sum of all daily balances for the year to date divided by number of days year to date.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

‘Customer liabilities’ Represents customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt restructures’ When the terms and provisions of outstanding debt agreements are changed, often to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Deferred cash bonus’ Performance award granted on a discretionary basis and paid in cash to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

‘Deferred share bonus’ Performance award granted on a discretionary basis and paid in shares to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

‘Delinquency’ See ‘Arrears’.

‘Diversification risk’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Economic capital’ An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

‘Egg’ The credit card portfolio acquired from Egg in 2011.

‘Encumbered’ Subject to a lien or a charge to secure a liability.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity products’ Products linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (CFD) products.

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Glossary

‘Equity risk’ The risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘Expected shortfall’ The average of all one day hypothetical losses in excess of DVaR.

‘Exposure in the event of default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

‘F-IRB / Foundation Internal Ratings-Based’ A method of calculating Risk Weighted Assets that relies on a combination of the bank’s internal models and a mandatory framework set by the regulator to derive risk weights.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘FirstPlus’ The second charge lending business included within the Barclaycard segment. Since September 2008, FirstPlus has been closed to new business.

‘Fitch’ A credit rating agency.

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Foreign exchange derivatives’ Derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Foreign exchange risk’ Measures the impact of changes in foreign exchange rates and volatilities.

‘FSA Remuneration Code’ The FSA’s Remuneration Code contained in SYSC (Senior Management Arrangements, Systems and Controls) 19A of the FSA Handbook.

‘Funded’ Exposures where the notional amount of the transaction is funded. Represents exposures where a commitment to provide future funding has been made and the funds have been released.

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding gap/ mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

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Glossary

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantees’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk , Treasury and Tax and other operations.

‘High Net Worth’ Businesses within the Wealth segment that provide banking and other services to high net worth customers.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impaired loans’ Loans are reported as Credit Risk Loans (defined above) and comprise loans where individually identified impairment allowances have been raised and also includes loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Incentive awards’ Total of current year and deferred bonus plus sales commissions, guaranteed incentives and long term incentive plan awards.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

‘Inflation risk’ Measures the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest rate products’ In the context of the fair value of financial instruments, these are products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal funding rates’ The Group’s mechanism for pricing intra-group funding and liquidity.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be received on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Leveraged finance’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel 3 rules require this ratio to be at least 100% and it is expected to apply from 2015.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

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Glossary

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Loan impairment’ Charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan.

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Matchbook/ Matched book’ The borrowing of funds under a repurchase agreement at one rate and simultaneous lending of funds under a reverse repurchase agreement at a higher rate, for the purpose of earning a spread.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Medium Term Notes (MTNs)’ Corporate notes, continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from 9 months to 30 years.

‘Modelled’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the FSA (BIPRU).

‘Modelled – charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline protection’ Protection against credit losses provided by a monoline insurer - an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as Credit Default Swaps (CDS) referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Net asset value per share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest income on customer assets’ Represents interest received from customers less interest expense for funding those assets at the relevant internal funding rate.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

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Glossary

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Computed by dividing shareholders’ equity, excluding non-controlling interests, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer generated margin’ Non customer income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

‘Operational risk charge’ The capital set aside to cover potential losses from operational risk events over a one year time horizon to a 99.90% confidence.

‘Over the counter derivatives (OTC)’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘PCRL Coverage ratio’ Impairment allowances as a percentage of total CRL (Credit Risk Loan) and PPL (Potential Problem Loan) balances. See ‘Credit Risk Loans (CRLs)’ and ‘Potential Problem Loans (PPLs)’.

‘Performance awards’ Annual performance incentives (including deferred incentives), long-term incentive awards and commission payments. A detailed description of the Group’s incentive plans is provided in the Directors’ Remuneration Report.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘Prime’ Loans of a higher credit quality and would be expected to satisfy the criteria for inclusion into Government programmes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ The amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity.

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Glossary

Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Privately placed senior unsecured notes’ Unsecured medium term notes issued directly to the counterparty.

‘Probability of default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Repurchase agreement (repo)/reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under FSA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Calculated as profit after tax for the period divided by average risk weighted assets for the period.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average tangible equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated tangible equity for the period. Average allocated tangible equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, excluding goodwill and intangible assets.

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Glossary

‘Return on average tangible shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests, goodwill and intangible assets.

‘Risk asset ratio’ A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA (from April 2013, the PRA).

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA (from April 2013, the PRA).

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Banking that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘SIV-Lites’ Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

‘South Africa’ The operations of Africa RBB based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Special Purpose Entities (SPEs)/Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

-  The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

-  Derivative transactions to provide investors in the SPE with a specified exposure.

-  The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

-  Direct investment in the notes issued by SPEs.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standardised (STD) / standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights.

‘Standards & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Structural hedge’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See ‘Equity structural hedge’ and ‘Product structural hedge’.

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Glossary

‘Structured Investment Vehicles (SIVs)’ SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

‘Sub-prime’ Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Subordination’ The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

‘Tangible equity’ Equity adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Bank’ Barclays Bank PLC.

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the FSA (from April 2013, the PRA), and CRD IV. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 1 notes / Tier One Notes (TONS)’ Hybrid issued capital securities which are accounted for as liabilities. Under FSA rules (and from April 2013, the PRA), they qualify as other Tier 1 capital.

‘Tier 2 capital’ Includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

‘Trading Book’ A regulatory classification consisting of all positions in financial instruments or commodities which Barclays deems to be held with trading intent or to be hedging other instruments in the trading book. Trading book positions attract market risk and counterparty credit risk regulatory capital requirements (or capital deduction where required).

‘UK’ Geographic segment where Barclays operates comprising the UK.

‘UK Retail and Business Banking (UK RBB)’ A leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted approach’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances.

‘Value at Risk (VaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. See ‘DVaR’.

‘Wholesale loans/lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ After a loan has been impaired and is subject to an impairment allowance, it may be concluded that there is no realistic prospect of further recovery. Write-offs of the loan and the associated impairment allowance will occur in whole or in part when, and to the extent that, the whole or part of a debt is considered irrecoverable.

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